1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900
Frank J. Lopez, Esq.
Direct Dial 212.969.3492
flopez@proskauer.com
BOCA RATON
BOSTON
LONDON
LOS ANGELES
NEW ORLEANS
NEWARK
PARIS
SÃO PAULO
WASHINGTON

October 2, 2007
VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER
John Reynolds, Esq.
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Re:	Global Consumer Acquisition Corp. — Registration Statement on Form S-1, File No. 333-144799
Dear Mr. Reynolds:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of Global Consumer Acquisition Corp., a Delaware corporation (the “Company”), in your letter dated September 28, 2007 (the “Comment Letter”).
     I am writing to respond to the comments and to indicate the changes that have been made in Amendment No. 2 to the Registration Statement (“Amendment No. 2”) that is being filed today with the Commission. Four clean copies of Amendment No. 2, with exhibits, and four marked courtesy copies are enclosed for your reference. The marked copies show the changes made since the filing of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on September 6, 2007.
     Please note that since the filing of Amendment No. 1, Mr. Robert Foresman has joined the Board of Directors of the Company and the parties have eliminated the Unit Purchase Option, which was to be filed as Exhibit 4.4 to Amendment No. 2. These changes will impact the Company’s responses to certain of the Staff’s comments.
     For your convenience, your comments are set forth in this letter in italics, followed by the Company’s responses. The page numbers listed in the Company’s responses below track the page numbers in Amendment No. 2.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

General
1.	It appears that the company retains full control to structure the business combination, which is different from traditional firm-commitment blank check offerings. Provide clear disclosure in the business section of all the various ways you may structure your transaction and provide appropriate risk factor disclosure.

In response to the Staff’s comment, the Company has amended the terms of the offering to limit the potential structures of business combination available, requiring an acquisition to be for a majority stake in an acquisition candidate, and eliminating the possibility of a joint venture. The Company has globally revised Amendment No. 1 to reflect this change.

2.	Please incorporate your response to comment 4 of our letter dated August 28, 2007, in the appropriate places in the registration statement. In addition, we note that while you state that you do not intend to seek a business combination with an operating business in which Hayground or one of its affiliates is affiliated or has an interest, you still leave this as an available option. Provide clear disclosure throughout and state the potential risks and conflicts of interest. You also state you will not consider any specific combination until after consummation of the offering. Please explain how this will be implemented regarding companies in which Hayground or one of its affiliates is affiliated or has an interest. Clarify whether you may consider potential businesses opportunities after consummation of the offering that were known by Hayground, its affiliates or employees prior to the consummation of the offering.

The Company respectfully submits that it will not make an acquisition of an entity of which Hayground Cove Asset Management (“Hayground”) or of any of the Company’s officers or directors is an affiliate. The Company has revised the disclosure in Amendment No. 1 on pages 3, 5, 26, 39, 75 and 77. The Company informs the Staff that it will not consider business opportunities that were presented to Hayground prior to the closing of the offering, and has revised the disclosure in Amendment No. 1 on page 77 to reflect this.

3.	We note your response to comment 6 of our letter dated August 28, 2007, regarding the commitment to purchase units prior to the consummation of the business combination. Clarify whether Hayground Cove is legally obligated to make such purchases, whether the company would have any course of action if Hayground Cove later decides not to make such purchases or is unable to make such purchases, and whether there are any repercussions for Hayground Cove if they do not make such purchases. In addition,

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

please discuss if the Board will periodically review Hayground Cove’s financial wherewithal to purchase all 2,500,000 co-investment units. Provide clear disclosure throughout the prospectus.

Under the terms of the Sponsor’s Co-Investment Units Subscription Agreement, dated July 20, 2007, Hayground Cove is legally obligated to purchase all 2,500,000 co-investment units. In the event that Hayground Cove breaches its obligation under this agreement, the Company may seek damages for the breach. The agreement is filed as Exhibit 10.5. In addition, the executive officers of the Company, on behalf of the board of directors, will monitor the net asset position of Hayground Cove on a quarterly basis. The Company has modified the disclosure in Amendment No. 1 on pages 14 and 74 to clarify Hayground Cove’s obligation.
Summary, page 1
4.	You are reminded that the summary section of the registration statement is subject to Rule 421(d) of the Securities Act of 1933. Please revise as appropriate.

The Company has revised the disclosure in the Summary to address the Staff’s comment.

5.	We have reviewed your response to comment 7 of our letter dated August 28, 2007, and the modifications made to pages 2 and 3 of the registration statement. Although it is not the intention of the Company to acquire a 50% or less equity stake in a business, it appears that you retain the right to enter into such a transaction. Therefore, please provide adequate disclosure of the consequences of such an investment and resultant risks throughout the prospectus. In particular, please provide a legal analysis of whether such an investment would cause the Company to be subject to the Investment Company Act of 1940. Also, please discuss the risks to the Company for being subject to the Investment Company Act after acquiring a minority interest(s). In addition, please provide clear disclosure of whether financial statements and other business information of the entity in which you acquire the interest would be provided in the event that you acquire less than a 50% equity stake. We may have further comment.

In response to the Staff’s comments, the Company has amended the terms of the offering so that it will only seek to acquire a majority equity stake in connection with a business combination, and has globally revised Amendment No. 1 to reflect this change.

6.	We reissue comment 8 of our letter dated August 28, 2007. We continue to note the manner in which you have defined “business combination” and “transaction value” in the

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

registration statement. It appears that such modifications substantially alter the nature of your offering as compared to the traditional firm-commitment blank check company structure. In particular, we note that the definitions allow for the acquisition of one or more entities which would not meet the 80% of net value test absent the capitalization of such entity or entities with the proceeds of the offering, As such, it would appear that your structure does not meet a fundamental condition upon which all other firm-commitment blank check offerings have been made. Please advise or revise to clearly disclose the differences to investor.

In response to the Staff’s comments, the Company has revised the terms of the offering to use fair market value as the baseline for meeting the 80% test instead of “transaction value,” which the Company believes is more consistent with traditional blank check company offerings. As a result, we believe that our structure is now fundamentally consistent with the majority of other blank check offerings that have been completed. The Company has revised Amendment No. 1 globally to reflect this change.

7.	As previously requested, please provide prominent, clear, and specific disclosure in both the summary and the business section discussing the impact of these definitions on the investment decisions made by investors (with respect to each of the investment decisions to be made in connection with this offering, the investment decisions to be made in connection with the “business combination” transaction, and any additional investment decisions which thereafter result). Additionally, please also provide prominent, clear, and specific disclosure with respect to the manner by which your acquisition criteria compares to and differs from the typical firm-commitment blank check acquisition criteria; including, for example: (1) the nature and extent of the disclosure that would be furnished in the proxy statement provided to Global Consumer’s investors and (2) the size, historical results, and stage of development of Global Consumer after a potential acquisition. Additionally, any material risks to investors that result from such methodology of calculating transaction value should be included as individual risk factors. We may have further comment.

The Company has revised the terms of the offering to replace “transaction value” with fair market value under the 80% test and require a business combination to be for a majority equity stake in the acquisition candidate. These changes make the terms of the offering consistent with typical blank check offerings. The Company has revised the disclosure in Amendment No. 1 on pages 1-3, 15, 19, 27, 31, 39, 46, 51, 65, 75-77, 79, 86 and 88 to address the Staff’s comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

8.	We note that the “transaction value” excludes “working capital required to operate the acquired business or assets.” It appears that this structuring of the definition of transaction value could result in Global Consumer acquiring a development stage company or forming a new company and then allocating the assets from the trust into that company to meet the definition. This would result in a start-up or development stage company, where the actual value of the company or assets acquired is insignificant compared to the funds in the trust account. Provide clear disclosure throughout the prospectus as to the resultant risks and provide full Item 101 disclosure. In addition, given the working capital inclusion in the transaction value and exclusion from the 80% requirement, it appears that the company would always be able to meet these “terms” by allocating any remaining capital to “working capital.” Please explain these requirements — the purpose and function. We may have further comment.

The Company has revised the terms of the offering to use fair market value as the baseline for meeting the 80% test instead of “transaction value.” The Company has revised the disclosure in Amendment No. 1 on pages 1-3, 15, 19, 27, 31, 39, 46, 51, 65, 75-77, 79, 86 and 88 to reflect the change.

9.	You have very generally defined the “global consumer products and services industry” in response to comment five of our letter dated August 28, 2007. Provide a more specific description of this industry, including examples, since you are limited to this industry.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 2 to provide a more specific description of the global consumer products and services industry.
Our Sponsor and Management, page 4
10.	The disclosure in this section is too detailed for the summary section and repeats the more detailed information provided in the management section. Please revise accordingly.

The Company has revised the disclosure in Amendment No. 1 on page 4 to address the Staff’s comment.

11.	We reissue comment 13 of our letter dated August 28, 2007. Please disclose more specifically the role of the sponsor in your search for a target business. In addition, disclose whether opportunities or knowledge known to your sponsor prior to the

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

completion of the IPO may be utilized after completion of the IPO by the company. We may have further comment.

The Company has modified the disclosure in Amendment No. 1 on page 4 to more adequately describe the role of the sponsor, which is to assist and support Mr. LaPorta, the Company’s Chief Executive Officer who will be leading the search for acquisition opportunities. Hayground is currently in the business of investing in publicly traded securities on behalf of its investors, and it has not sought nor has it been presented any opportunities for a business combination. The Company has modified the disclosure in Amendment No. 1 on pages 3, 4, 39 and 75 to clarify that the Company will not consider business opportunities that may be presented to Hayground prior to the closing of the offering.
The Offering, page 6
12.	Please incorporate your response to comment 14 of our letter dated August 28, 2007, with respect to the business purpose of the redemption of the founder shares in the event of the underwriter’s over-allotment not being exercised in full, in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 1 on page 9 of Amendment No. 2 to address the business purpose of the redemption of founder shares.
Amended and Restated Certificate of Incorporation, page 21
13.	We have reviewed your response to comment 18 of our letter dated August 28, 2007, and reissue the comment. You continue to refer on page 23 to your view of the provision terminating corporate existence in three years as an obligation to your shareholders; however, you then further state that with an affirmative vote of shareholders, such provision could be changed. This continues to appear contradictory with your statement that you view this as an obligation to shareholders. Please clarify the disclosure to indicate whether you represent that you will not seek to waive or amend this provision, as you have for the other provisions you have indicated you view as binding obligations. We may have further comment.

The Company has revised the disclosure in Amendment No. 1 on page 24 to address the Staff’s comment.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

Risk Factors, page 31
14.	We note your response to comment 22 of our letter dated August 28, 2007, and the modification you made on pages 31 and 36 of the registration statement. Please disclose the consideration, if any, the Company has given as to the financial ability to provide the indemnification. If none, please state so.

The Company has modified Amendment No. 1 on pages 21, 30, 35 and 83 of Amendment No. 2 to disclose its consideration of the Sponsor’s financial ability to provide the indemnification.

15.	We reissue comment 26 of our letter dated August 28, 2007. Please discuss in greater detail the various ownership structures that may be used in a business combination. Explain the particular emphasis upon joint ventures and any other structures that would result in the company not owning a majority of the target business.

In response to the Staff’s comment, the Company has revised the terms of the offering to require an acquisition to be for a majority stake in an acquisition candidate, which will greatly simplify structure and will align the Company’s strategy with that of the majority of other blank check company offerings that have been completed. Amendment No. 1 has been revised globally to reflect this change in mandate.

16.	We note your response to comment 27 of our letter dated August 28, 2007, and the modifications on page 44. Consider making a disclosure that the affiliated funds of Hayground Cove, either all of them or specific ones, have portfolio companies that could be consider global consumer businesses. Clearly disclose all businesses in the global consumer products and services industry that are affiliated with your officers, directors or founding stockholders and any businesses in this industry in which Hayground Cove, or its affiliates, own an interest. Explain how such transactions may be considered. Explain whether any of your officers, directors, founding shareholders, or any employees or affiliates of Hayground Cove are aware of any opportunities or potential opportunities with these affiliated or related companies. We may have further comment.

The Company respectfully submits that it will not make an acquisition of any affiliate of Hayground Cove Asset Management or of any affiliate of the Company’s officers or directors. The disclosure in Amendment No. 1 on pages 3, 5, 26, 39, 75 and 77 has been revised to reflect this change in mandate.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

Transaction Value of Target Acquisition, page 75
17.	Please clarify your response to comment 38, where the Company states “it will seek a third-party valuation from an unaffiliated independent investment banking firm to the extent required under applicable securities, corporate or other laws due to conflicts of interest or otherwise.” If the company will not seek a third party valuation or fairness opinion, unless specifically required to do so, please clearly state so. Also, please describe the circumstances where such an opinion would be required under applicable law.

The Company has revised the disclosure in Amendment No. 1 on pages 51 and 79 to address the Staff’s comment.
Compensation for Officers and Directors, page 98
18.	We note your response to comment 48 of our letter dated August 28, 2007, and the reference to a modification on page 99 of the registration statement. After reviewing page 99, we, however, cannot find any modification that discloses that Messrs. Ader, LaPorta, and Nelson are compensated by Hayground Cove for services rendered to the Company. Please advise.

The Company has revised Amendment No. 1 on page 98 to address the Staff’s comment.
Conflicts of Interest, page 99
19.	We have reviewed your response to comment 49 of our letter dated August 28, 2007, along with the respective changes made to the registration statement on pages 99 through 101. We, however, reissue comment 49. Please identify each entity that the officers, directors, and sponsor owe a pre-existing fiduciary duty to present a business opportunity prior to the Company. Please then describe each conflicted entity’s core business, investment strategy, portfolio, risk characteristics, and structure. Any potential overlap in investment criteria with the Company should be disclosed and analyzed, as to the severity of the conflict of interest.

The Company does not believe that any of its officers, directors, or sponsor owes a pre-existing fiduciary duty to present a business opportunity prior to the Company. Amendment No. 1 has been revised on page 98 to clarify.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

20.	On page 99, the issuer states “In the event that our directors or officers were to take any action that would compete with us in our search for a business, we would take appropriate action, including potentially removing such person from our management team . . . .” Please clarify if this statement would apply to an officer or director who is required to present an investment opportunity to an affiliate that he or she has a pre-existing fiduciary duty prior to the Company. If not, please qualify this statement appropriately.

The Company does not believe that any directors, officers or the sponsor owes a pre-existing fiduciary duty to present a business opportunity prior to the Company. The disclosure in Amendment No. 1 on page 98 of Amendment No. 2 has been revised to address the Staff’s comment.

21.	Your response to comment 50 of our letter dated August 28, 2007, states “although possible, the Company does not anticipate that any of its directors or officers will seek any business opportunities that would conflict with the Company’s search for an acquisition candidate, which would include any involvement in a blank check company.” Please include this disclosure in the registration statement. Also, please revise this section to include a clear statement that management is not restricted, if true, from forming or becoming affiliated with other blank check companies or similar entities prior to the business combination.

The Company has revised the disclosure in Amendment No. 1 on page 98 to include disclosure that it does not anticipate that any of its directors of officers will seek any business opportunities that would conflict with its search for an acquisition candidate. In addition, the Company has revised page 98 to include the statement that management is not restricted from forming or becoming affiliated with other blank check companies or similar entities prior to the business combination.
Financial Statements
Note 5 — Stockholders’ Equity, page F-9
22.	Considering the private placement warrants will be sold to an affiliate of certain directors and officers, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

The Company has revised Amendment No. 1 on pages 73-74 and F-9 to disclose the fair value of the warrants and amount of compensation expense to be recognized and to discuss the likely future effect of the issuance of the private placement warrants on the Company’s financial condition and results of operations.

23.	We note your response to our prior comment 57 of our letter dated August 28, 2007. Please revise to disclose your planned accounting treatment, fair value, and underlying assumptions used to determine the fair value of the underwriter purchase option consistent with your response and disclosure on page 75.

The Company has amended the terms of the offering to eliminate the underwriter purchase option.

24.	We reviewed your response to our prior comment 58 of our letter dated August 28, 2007, noting your anticipated accounting treatment. Please revise to disclose your anticipated accounting treatment, fair value, and assumptions used to determine the fair value of the investment purchase option. In addition, please revise MD&A to discuss the likely future effect of this option on your financial condition and results of operations.

The Company has revised the disclosure on pages 74, F-9 and F10 of the Amendment No. 2 to address the Staff’s comment and to discuss the likely future effect of the option on the Company’s financial condition and results of operations.
Note 7 — Subsequent Events, page F-10
25.	We note that you have entered into an employment agreement with your CEO. In connection with this employment agreement, your sponsor and affiliate, Hayground Cove Asset Management, issued an option to your CEO to purchase founder shares at $0.001 per share. Please tell us how you considered the guidance in SAB Topic 5T related to the issuance of this option. In addition, please revise your financial statements to disclose the pertinent terms of this subsequent event and MD&A to discuss the likely future effect of this option on your financial condition and results of operations.

The Company has considered the guidance in SAB Topic 5T, and, in response, has revised the disclosure on pages F-10 and F-11 of the Amendment No. 2 to disclose the pertinent terms of the employment agreement and address the Staff’s comments. In addition, the Company has revised the disclosure on page F-11 of the Amendment No. 2 to discuss the likely future effect of the CEO’s option on its financial condition and results of operations.

John Reynolds, Esq.
United States Securities and
Exchange Commission
October 2, 2007

Exhibits
26.	Please file all missing exhibits listed in Item 16 of the prospectus with your next amendment. We note in particular that the Underwriting Agreement (No. 1.1), the Unit Purchase Agreement (No. 4.4), and the Warrant Agreement have not been filed (No. 4.5). The completion of our review is contingent upon the filing of these agreements and all other outstanding exhibits.

The Company acknowledges the Staff’s comment and has filed the remaining exhibits.
Very truly yours,
/s/ Frank J. Lopez
Frank J. Lopez
Enclosures

cc:	Edwin S. Kim, Esq. (Securities and Exchange Commission)
Ethan Horowitz (Securities and Exchange Commission)
Jason N. Ader (Global Consumer Acquisition Corp.)
Scott LaPorta (Global Consumer Acquisition Corp.)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Greg A. Noel, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)
Thomas J. Ivey, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)